Filed Pursuant to Rule 424(b)3
Registration No. 333-122572

PROSPECTUS

1,508,010 Shares

PalmSource, Inc.

Common Stock

We issued 1,508,010 shares of common stock, par value $0.001 per share, to the selling securityholders named herein in connection with our acquisition of China MobileSoft Ltd. on January 28, 2005. With this prospectus, the selling securityholders named herein or in a prospectus supplement may resell such shares of common stock. We will not receive any of the proceeds from the sale of common stock.

Our common stock is listed on The Nasdaq National Market under the symbol “PSRC.” On March 28, 2005, the reported last sale price of our common stock was $9.41.

Investing in these securities involves certain risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 29, 2005

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “PalmSource,” “we,” “us,” and “our” refer to PalmSource, Inc.

Graffiti is a registered trademark of PalmSource. Palm, Palm OS, PalmSource and Palm Powered are registered trademarks of Palm Trademark Holding Company, LLC.

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SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes and other information incorporated by reference, before making an investment decision.

PalmSource, Inc.

We are a leading developer and licensor of platform software that enables mobile information devices. We intend to expand our product portfolio with the long-term goal of becoming the leading provider of software for phones and mobile devices at all price points. Our software platform consists of operating system software, or Palm OS, and software development tools. From time to time, we evaluate other operating systems for which we may develop Palm OS products in the future. We have also enhanced our platform with applications such as personal information management software, web browsers and e-mail. A wide range of smart mobile devices incorporate our solutions, including personal digital assistants, or PDAs; smartphones; location-aware devices; entertainment devices; and industry-specific devices used in industries such as education, hospitality and healthcare. We license Palm OS to leading smart mobile information device manufacturers, including palmOne, Sony, Garmin, GSPDA, Kyocera and Samsung. Products using Palm OS, or Palm Powered products, have held the number one PDA market share position in each of the reports filed in the past six years by IDC, as measured in units sold.

Our primary product offering, Palm OS, provides a flexible platform that enables the creation of powerful, innovative and easy-to-use smart mobile devices. Historically, the majority of our licensees have developed PDAs and Palm OS has attracted a large and loyal following, with approximately 38 million Palm Powered products sold to date. We have begun to license Palm OS to smartphone manufacturers and intend to continue to build on our leadership position and experience in PDAs to become a leading licensor of platform software for smartphones and other next generation smart mobile products. An increasing portion of our revenue and units shipped are coming from these smartphone licensees. There are more than 400,000 registrants in our Palm OS developer program which offers Palm OS developer tools, programs, and support to enable the creation of software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications with whom we have a strategic relationship, there are currently more than 26,500 software titles available for Palm Powered products in English, with additional applications and content available in other languages worldwide. To further promote our software platform, we provide professional services and support for our licensees and developers.

Recent Developments

On January 28, 2005, we acquired all of the outstanding shares and rights to acquire shares in China MobileSoft Ltd. (CMS), a Chinese mobile phone software company with business operations headquartered, through its wholly-owned subsidiary, MobileSoft Technology (Nanjing), Ltd. (MTN), in China, in exchange for 1,558,010 shares of our common stock, including 50,000 shares of restricted common stock issued to MTN employees. Following the closing of the acquisition, we converted a $1.5 million unsecured loan that we made to CMS in September 2004 in connection with the ongoing merger negotiations into a contribution to capital of CMS. CMS currently provides high-quality and cost-efficient software for smartphones and feature phones, providing mobile device manufacturers complete, integrated software platforms and user-friendly applications. In addition, CMS has been developing a version of Linux optimized for mobile devices.

We were incorporated on December 3, 2001 as a wholly-owned subsidiary of Palm, Inc., or Palm, an event that we refer to in this prospectus as the separation and the date of which we refer to as the separation date. The purpose of the separation was to establish PalmSource as an independent company to conduct substantially all of Palm’s operating system software group business. In October 2003, Palm distributed to its stockholders on a pro-rata basis all of the outstanding shares of our common stock owned by Palm, an event that we refer to in this prospectus as the distribution. At the same time as the distribution, Palm acquired Handspring, Inc., an event that we refer to in this prospectus as the Handspring merger, and the combined entity changed its name to palmOne, Inc. In this prospectus, we refer to palmOne, Inc. as “palmOne” or “Palm” interchangeably, depending upon the time and context of the event described.

Our principal executive offices are located at 1188 East Arques Avenue, Sunnyvale, California 94085-4602 and our telephone number is (408) 400-3000. We maintain a website at www.palmsource.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus, including the financial data and related notes and other information incorporated by reference, before deciding to invest in our common stock. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our common stock.

If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

We have a history of losses, negative cash flows and limited cash resources, and we may never achieve or sustain profitability or positive cash flows.

We have not been continuously profitable during all of the periods for which we have prepared historical financial statements. During the three months ended November 30, 2003 and the fiscal year ended May 31, 2004, we had net losses of approximately $9.1 million and $15.2 million, respectively, on revenues of $16.8 million and $73.1 million, respectively. Cash flow used for operations (negative cash flow) for the six months ended November 30, 2004 and 2003 was $14,000 and $9.2 million, respectively, and fiscal year ended May 31, 2004 was $14.5 million. While we have historically received upfront, initial license fees, which partially funded our negative cash flow from operations, we do not expect this trend to continue. We have historically had negative cash flow from operations and may not achieve positive cash flow in the future.

We may incur losses and negative cash flows for the foreseeable future, particularly if our revenues do not increase substantially, if our expenses increase faster than our revenues, for example, as may be the case in connection with our recent acquisition of CMS, or if we make unanticipated capital expenditures or if, as we expect, we experience a significant decline in upfront license fees. Our ability to increase revenues and achieve and sustain profitability will also be affected by other risks and uncertainties described in this prospectus. If we do not increase revenues substantially or cannot raise additional capital, which may not be available on reasonable terms or at all, we may not be able to fund operations in the future.

We currently derive most of our revenues from a small number of licensees of Palm OS, and there are a number of developments that have occurred, or may occur in the future, with one or more of our licensees that could significantly harm our future business prospects including (but not limited to): the loss or reduction of purchases from one or more licensees; the full or partial withdrawal of one or more licensees, or their respective products, from a segment of the market; the introduction of new products from palmOne or other licensees incorporating a competing operating system such as a Microsoft, Symbian or Linux offering, and the renegotiation or renewal of the license agreements that result in less favorable terms.

We currently derive most of our revenues from a small number of licensees of Palm OS. Revenues from palmOne were $22.7 million, or 60.8% of total revenues, for the six months ended November 30, 2004 and revenues from palmOne/Palm were $17.6 million, or 51.8% of total revenues, for the six months ended November 30, 2003. Revenues from Sony were $1.5 million, or 4.0% of total revenues, for the six months ended November 30, 2004 and $3.7 million, or 10.9% of total revenues, for the six months ended November 30, 2003. Revenues from Handspring were $3.1 million, or 9.1% of total revenues, for the six months ended November 30,

2003. In June 2004, Sony announced that it would discontinue the Clie® PDA product line in the U.S. and other markets outside of Japan for the rest of the year while it reassesses the market. Additionally, the acquisition of Handspring by Palm has increased our customer concentration. We expect that palmOne will continue to account for a substantial portion of our revenues for the foreseeable future.

If revenues from palmOne or our other licensees do not grow as we anticipate, if some or all of our licensees experience delays or decide not to incorporate Palm OS into their future products, or if palmOne experiences financial difficulties and is not able to satisfy its annual minimum royalty commitments, we will need to significantly reduce our expenses or increase our revenues from other sources to stay in business. Our license agreement with palmOne will expire in December 2006, our license arrangement with Sony will expire in October 2012 and our license agreement with Handspring was terminated following the Handspring merger. Nothing restricts these licensees from competing with us or offering products based on competing operating systems and these licensees may stop incorporating Palm OS in their products during the term of their agreements with limited notice to us. Some of our licensees already offer products that utilize competing operating systems. For example, Samsung and Fossil offer products that utilize a Microsoft operating system. We expect that these licensees will continue to offer products which utilize competing operating systems, and other licensees, such as palmOne, may begin to offer products that incorporate a competing operating system such as a Microsoft, Symbian or Linux offering. While palmOne would still be required to pay the minimum annual payments pursuant to the license agreement, if palmOne chose to offer products based on competing operating systems, our future revenues will suffer. Once these license arrangements expire, we may not be able to renegotiate them on favorable terms, or at all. Although we have entered into license agreements with new licensees in fiscal year 2003 and fiscal year 2004, most of these new licensees have yet to introduce products on the market that generate revenues for us. In fiscal year 2004 and in the first half of fiscal year 2005, we have renegotiated the existing license agreements with a few of our licensees, and we expect that in the future, we will renegotiate the existing license agreements of additional licensees. Such renegotiations have resulted in changes to some of the terms of the license agreements, some of which are less favorable to us than before the renegotiations, and we expect that future renegotiations of license agreements will also result in changes to some of the terms of the license agreements, some of which are expected to be less favorable to us than before the renegotiations. Additionally, the renegotiations have resulted in the acceleration of the receipt of payments from licensees (which has had the effect of earlier recognition of revenues) in exchange for more favorable terms to the licensees and a reduction of payments due from licensees in later periods (which has had the effect of reducing revenues to be recognized in later periods). If we do not continue to generate significant revenues from palmOne or if we are unable to generate an increased percentage of our revenues from other licensees, our business, results of operations and financial condition will be significantly harmed.

Our operating results may fluctuate.

Our operating results are difficult to predict. We do not have a long history of operations, our operating results have fluctuated significantly and we have only operated separately from palmOne since October 28, 2003. Factors that may cause fluctuations in our operating results, in addition to those disclosed elsewhere in this section entitled “Risk Factors,” include the following:

•	shortfall payments from licensees in a given quarter to satisfy minimum quarterly or annual license and royalty commitments, as such payments are recorded in the period that the minimum commitment becomes due to us;

•	delays or cancellations in the development or launch of Palm Powered products by our licensees;

•	changes in consumer and enterprise spending levels, which may fail to meet our expectations;

•	a shifting mix in the balance between license fees derived from upfront royalty payments, license fees calculated as a percentage of revenues derived from Palm Powered products and license fees based on fixed dollar amounts per unit sold;

•	changes in general economic conditions and specific market conditions that may impact demand for our products and services;

•	seasonality of demand for Palm Powered products and services that may cause our revenues to fluctuate on a quarter to quarter basis;

•	licensee withdrawal of Palm Powered products from some or all markets;

•	changes in licensing fees due to third parties for technologies incorporated in the Palm OS platform;

•	an increase in reliance on third-party software licenses; and

•	increased costs associated with acquisitions, including integration costs, stock-based compensation, acquired in-process research and development costs and asset impairment charges.

Because our revenues fluctuate and are difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability. Any of these factors could cause our results of operations to fall below the expectations of analysts, our stockholders or others, resulting in a significant decrease in our stock price and harming our business, results of operations, and financial condition.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, reduced margins and loss of market share, which would seriously decrease customer demand and harm our business, financial condition and results of operations.

We compete principally in the operating system software platform and services markets. These markets are highly competitive, and we expect competition to increase in the future. We compete primarily with Microsoft and Symbian. For example, Microsoft may use its leading position in the enterprise applications market to gain competitive advantage in the markets on which we focus. Furthermore, Microsoft may package product offerings that compete with us together with other product offerings which we could not match. Microsoft has substantially more resources than we do. Symbian, which is invested in and supported by companies such as Nokia Corporation, Ericsson AB, Sony Ericsson Mobile Communications AB, Panasonic, Siemens and Samsung, has a substantial portion of the worldwide smartphone market, a market that we believe is important to our future success. Furthermore, in July 2004, Symbian announced that it had received an additional 50 million Pounds Sterling investment from some of its shareholders and thus now has greater resources with which to compete. Some of our competitors in the feature phone software market, like OpenWave, also offer server infrastructure to mobile phone network operators. Others, such as TTPCom, sell mobile phone hardware components in addition to software. By vertically integrating their products, these competitors may be able to offer features and pricing advantages that we could have difficulty meeting. In addition, there are proprietary operating systems; open source operating systems, such as Linux; and other software technologies, such as Java or technology licensed from RIM which could be integrated into devices that compete with Palm Powered devices. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products and services and to promoting their products within the third-party developer community.

Successful new product introductions or enhancements by our competitors, or increased market acceptance of competing platforms, could reduce the sales and market acceptance of our products and services, cause intense price competition or make our products and services obsolete. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, decreased license and royalty revenues, decreased customer demand, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, results of operations and financial condition and cause our operating results to fluctuate.

We believe that the market for PDAs, our traditional strength, is maturing. If we are unable to successfully penetrate new device markets or new markets do not develop as anticipated, our business will not grow as expected and our revenues will suffer.

We believe the market for PDAs, our traditional strength, is maturing. As a result, we anticipate that our future revenue growth will come from other mobile information devices, in particular smartphones and other wireless devices that incorporate Palm OS. The smartphone operating system market is highly competitive, with Microsoft and Symbian devoting significant resources to compete against us. If we are unsuccessful in penetrating the markets for smartphones or other devices or these markets do not develop as anticipated, our business will not grow as expected and our revenues will suffer. For example, the smartphone market is particularly difficult to forecast because it is new and is not well defined or understood. There appears to be several different segments within the market, and it is very difficult to predict which products will sell well. If we and our licensees fail to properly position products for the right segments, we might fail to achieve our growth objectives.

To compete in the smartphone and other new markets, we expect to enhance Palm OS by licensing additional technologies or acquiring businesses, an example of which is our recent acquisition of CMS. However, we cannot assure you that we will be able to successfully license or acquire technologies or businesses, that we will be able to negotiate favorable terms or that we will be able to generate sufficient revenues to offset the additional costs. If we are unable to do so, our cost of license revenues and cost of sales will increase, and our gross margins could be materially impacted, which would adversely affect our business, results of operations and financial condition.

Our success depends on the development, sales and marketing efforts of our licensees.

Our ability to generate revenues is largely dependent on the development, sales and marketing efforts of our licensees. If one or more of our licensees fails to develop or generate sales of Palm Powered products, our revenues could be harmed. We are subject to many risks beyond our control that influence the success or failure of a particular licensee, including, but not limited to:

•	competition faced by the licensee in its particular market;

•	technical challenges unrelated to our technology that are faced by the licensee in developing its products;

•	the ability of our licensees to sell into wireless carriers and to obtain carrier network certification;

•	market acceptance of the licensee’s products in the face of shifting consumer and enterprise preferences;

•	the engineering, sales and marketing and management capabilities of the licensee; and

•	the financial and other resources of the licensee.

If our licensees do not successfully develop, market and sell Palm Powered products, our revenues and profitability will suffer and our business will be harmed.

We depend on wireless carriers accepting our platform software intended for smartphones.

The acceptance of smartphones by the market is highly dependent upon the procedures of wireless carriers. Wireless carriers are relatively few in number and their qualification, network certification and adoption procedures are long and stringent. We have limited experience in developing platform software intended for use in smartphones that comply with such procedures. Our competitors already have established relationships with a number of the wireless carriers. We cannot assure you that we will succeed in developing platform software to enable our licensees’ products to meet wireless carriers’ procedures or that wireless carriers will accept or promote the success of our licensees’ products. If our licensees’ products do not comply with wireless carriers’

qualification, network certification and adoption procedures or if wireless carriers do not promote the success of our licensees’ products, our business will be harmed.

We cannot accurately predict when we will recognize revenues from a particular licensee, if at all, or whether a particular licensee will ultimately market products incorporating Palm OS.

Once we enter into a license agreement, it often takes eight to 12 months or longer, depending on the specific technical capabilities of the licensee and the complexity of the licensee’s product, for our licensees to develop commercially available products, if at all, on which we can begin to recognize license revenues. The process of persuading licensees to adopt our technology can be lengthy and, even if adopted, we cannot assure you that our technology will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to us. Due to these challenges, predicting when a new licensee will generate product royalty revenues, if at all, is difficult. If we invest management and engineering resources in a licensee but the licensee’s product is ultimately not introduced to market or is not well received by end users, our operating results would suffer. Even if a licensee’s product is introduced to market, the revenue recognition of royalties derived from sales of the product may be deferred to a later period, or may be recognized over an extended period, in accordance with U.S. generally accepted accounting principles.

If we, or our licensees that incorporate Palm OS, fail to develop and introduce new products and services timely and successfully, we will not be able to compete effectively, our operating results may fluctuate and our ability to generate revenues will suffer.

We operate in a highly competitive environment characterized by rapid technological changes, frequent new product and service introductions, evolving industry standards, and changing customer demands. The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Our future success depends on our ability to develop and introduce in the mobile information device market new products and services that our customers and end users choose to buy. In addition, we rely heavily on the efforts of our licensees and third-party developers for the creation of new products and services based on Palm OS.

We have made, and we intend to continue to make, significant investments in research and development. However, if we or our licensees or third-party developers fail to anticipate our customers’ and end users’ needs and technological trends accurately and are unsuccessful at developing and introducing appealing new products and services on a cost-effective and timely basis with acceptable prices and terms, we will not be able to compete effectively, our ability to generate revenues will suffer and our operating results will be harmed.

If Palm Powered products do not effectively interoperate with software running on desktop, network servers and other computer hardware, the attractiveness and use of Palm OS could be adversely affected.

Palm Powered products depend upon effective interoperability with software running on personal computers and network servers to acquire and backup information. Interoperability with this other software can be affected by the design of the personal or network server operating environments, the device which incorporates Palm OS or Palm OS itself. For example, if Microsoft modified its desktop or server software products to make them incompatible with Palm OS, demand for Palm Powered devices would be significantly reduced, particularly among existing users of Microsoft products. If the desktop or network server interoperability of Palm OS devices is compromised in any way, the attractiveness and use of Palm OS would likely be adversely affected. As a result, our business, results of operations and financial condition would be seriously harmed.

We could be prevented from selling or developing the software of our CMS subsidiary if the GNU General Public License and similar licenses under which such products are developed and licensed are not enforceable.

The Linux kernel and the mLinux operating system of our CMS subsidiary have been developed and licensed under the GNU General Public License and similar open source licenses. These licenses state that any program licensed under them may be liberally copied, modified and distributed. The GNU General Public License is a subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corporation, pending in the United States District Court for the District of Utah. It is possible that a court would hold these licenses to be unenforceable in that litigation or that someone could assert a claim for proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing all or a portion of our products.

The Palm OS platform and other software products may contain errors or defects, and may be vulnerable to computer viruses. Any or all of these could result in the rejection of our products and services and damage to our reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

The Palm OS platform is complex and must meet stringent manufacturer and user requirements. We must develop our software products and services quickly to keep pace with the rapidly changing mobile information device market. Products and services as sophisticated as ours are likely to contain undetected errors or defects, particularly when first introduced or when new models or versions are released. These errors or defects may include vulnerability to computer viruses. For example, the 29A virus-writing group created the Duts and Cabir viruses to infect devices running Pocket PC and Symbian OS, respectively. Cabir was subsequently incorporated into a malicious worm program distributed for Symbian phones. Palm OS may not be free from errors or defects after commercial shipments by our licensees have begun, which could result in the rejection of products and services based on Palm OS, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty and indemnity claims, which could harm our business, results of operations and financial condition. The threat of a virus could also discourage wireless carriers from offering smartphones, which will impact the growth of our markets.

In connection with our separation agreements, palmOne has agreed to indemnify us for damages incurred due to certain litigation with Xerox Corporation; if palmOne is not ultimately successful in the litigation and is unable to or does not indemnify us, our business, results of operations, financial condition and cash flows would be significantly harmed, we may not be able to stay in business, and our licensees may not be able to ship products with Graffiti handwriting recognition software.

palmOne and PalmSource are defendants in a civil action brought by Xerox Corporation in 1997 relating to the Graffiti handwriting recognition software then used in handheld computers using Palm OS. The complaint by Xerox alleged willful infringement of U.S. Patent No. 5,596,656, or the ‘656 patent, titled “Unistrokes for Computerized Interpretation of Handwriting.” The complaint seeks unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. In December 2001, the trial court held that the ‘656 patent was valid, enforceable and infringed. The December 2001 ruling was appealed, and in a February 2003 decision the appellate court remanded the case to the trial court for a determination of the issues of invalidity and enforceability of the ‘656 patent. On December 10, 2003 the trial court heard motions from Xerox and the defendants for summary judgment on the issue of invalidity of the ‘656 patent. On May 21, 2004, the District Court granted the defendants’ motion for summary judgment due to invalidity and denied Xerox’s motion for summary judgment that the patent is not invalid. On May 26, 2004, the District Court entered final judgment in favor of the defendants. On June 1, 2004, the defendants filed a motion for clarification of the ruling regarding the District Court’s summary judgment decision and on June 10, 2004, Xerox filed a motion to alter or amend that decision. Both motions remain pending. On June 18, 2004, Xerox filed a Notice of Appeal to the District Court’s summary judgment decision. On July 15, 2004, the CFAC issued an order decertifying Xerox’s appeal pending resolution of Xerox’s motion to alter or amend the District Court’s summary judgment decision. The CAFC’s February 20, 2003 decision indicates that the District Court should grant Xerox’s request for injunctive relief if the patent is valid and enforceable.

As part of our separation agreements, palmOne has agreed to indemnify us for certain damages that we may incur due to the Xerox litigation, whether or not we are a defendant. palmOne has indicated that it intends to continue to defend itself vigorously against these claims. However, we cannot assure you that palmOne will continue to defend itself or be successful. In 2002, we licensed technology which we used to create an alternative handwriting recognition system for use in Palm OS, referred to as Graffiti 2, which we now offer to all of our licensees. At the end of 2002, we began offering this alternative software to our existing licensees, and disclaimed responsibility for any damages resulting from any shipments after that time of the original versions of Graffiti handwriting recognition software by our licensees. In this prospectus, we refer to Graffiti handwriting recognition software released by us prior to Graffiti 2 as the original version or versions of Graffiti. However, under our license agreements with our licensees we have agreed to indemnify them for any damages they incur due to infringement by our or palmOne’s intellectual property, and accordingly we could be liable for damages resulting from use of the original version of the Graffiti handwriting recognition software prior to our offering of Graffiti 2. If palmOne is not ultimately successful in the litigation, Xerox will likely seek an injunction from the court preventing our licensees from offering products with the original versions of Graffiti handwriting recognition software. If the court issues an injunction in favor of Xerox, we would lose any additional royalties that might have been due from those licensees that are continuing to ship the original version of Graffiti. As a result, and if palmOne is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. In particular, pursuant to our separation agreements with palmOne, if palmOne is required to pay Xerox, as a result of a judgment or in connection with a settlement, and fails to do so within 60 days after the entry of the judgment or the due date under the settlement, we will be required to pay any shortfall amounts to Xerox. Any such payment by us does not, however, relieve palmOne of its obligation either to make the payment or to reimburse us. Damages in patent litigation of this nature can be calculated in a variety of ways, and are subject to factual determinations. We cannot easily predict the amount of these damages, but if palmOne is not successful in the litigation, these damages could be substantial. Although palmOne has prevailed at the current stage of litigation on the claims made by Xerox, we cannot assure you that palmOne will be ultimately successful or that an adverse outcome will not significantly harm our business.

The pending litigation may also result in other indirect costs and expenses, such as significant diversion of management resources, loss of reputation and goodwill, damage to our customer and licensee relationships and substantial declines in our stock price. In addition, if palmOne is required to pay damages to Xerox, they may no longer be able to pay us the minimum annual commitments due under our license agreement with palmOne. Accordingly, if Xerox is successful in its claims against palmOne, and palmOne does not or is unable to indemnify us for these claims, our business, results of operations, financial condition and cash flows could be significantly harmed, and we may be rendered insolvent.

Third parties have claimed and may claim in the future that our products infringe their intellectual property; if these claims are successful, we could suffer significant litigation or licensing expenses or be prevented from licensing Palm OS and other software products to our licensees who sell Palm Powered products.

In the course of our business, we receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. For example, Xerox has filed suit against palmOne and us relating to the original version of Graffiti handwriting recognition software used in handheld computers using Palm OS. If an injunction is obtained by Xerox, it could have a significant adverse impact on our operations and financial condition if licensees have not transitioned to a handwriting recognition system outside the scope of Xerox’s asserted claims. As part of our separation agreements, palmOne has agreed to indemnify us for certain damages that we may incur due to the Xerox litigation, but palmOne is not required to indemnify us for any profits we lose as a result of the litigation. If palmOne is not successful in the Xerox litigation and is unable to or does not indemnify us, or if any liability we are ruled to have to Xerox is outside the scope of palmOne’s indemnification obligations to us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses.

In addition, The SCO Group, Inc., or SCO, has publicly alleged that certain Linux kernels, similar to the mLinux operating system developed by CMS, contain unauthorized UNIX code or derivative works. SCO, to date, has not asserted a claim of infringement against CMS. Uncertainty concerning SCO’s allegations, regardless of their merit, could adversely affect sales of CMS’ products. If SCO were to prevail in this or other actions related to their claims regarding Linux, our business could be materially and adversely affected.

We evaluate the validity and applicability of third-party intellectual property rights, and determine in each case whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies in our products. Third parties may claim that we, Palm OS licensees or end users of Palm Powered products are infringing or contributing to the infringement of their intellectual property rights, and we may be found to infringe or contribute to the infringement of those intellectual property rights and require a license to use those rights. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. In addition, our licensees may be entitled to seek indemnification from us for any claims of infringement brought against them that arise out of the intellectual property they have licensed from us.

Any litigation regarding patents or other intellectual property is likely to be costly and time consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all, and the obligations under such agreements could result in substantial expenses. If we are unable to enter into royalty or license agreements, our business may be harmed. In addition, a licensee’s or developer’s development, marketing or sales of our products could be severely disrupted or shut down as a result of litigation or claims of infringement, which could adversely affect our business, results of operations and financial condition. We also may be subject to significant monetary damages or court-ordered injunctions that restrict or prevent the development and sale of our products. Any or all of these factors could have a material adverse effect on our business, results of operations and financial condition.

We make use of intellectual property that was developed prior to our separation from Palm. In connection with the separation, we executed agreements that allocated ownership of and granted cross-licenses to intellectual property of PalmSource and Palm. In the future, palmOne or a successor to palmOne may seek to use these agreements to restrict our use of intellectual property that was allocated or licensed to us by these agreements. For example, palmOne may interpret field-of-use restrictions differently from us, so as to restrict us from using licensed intellectual property in the fulfillment of our business plans or to allow palmOne to use intellectual property in a way that adversely impacts our business. In addition, palmOne may seek to interpret the allocation of rights under the separation agreements so as to obtain ownership of intellectual property currently owned by us. Furthermore, if palmOne does not hold clear and complete title to the intellectual property retained by it under these agreements, or holds this intellectual property subject to prior grants of licenses or other rights, our license to use this intellectual property may be invalidated or impaired by a third party possessing ownership, license, or other rights.

If third parties infringe our intellectual property or if we are unable to secure and protect our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology and intellectual property rights. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Our intellectual property, particularly our patents, may not provide us a significant competitive advantage. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our business and results of operations.

Our pending patent and trademark applications for registration may not be allowed, or others may challenge the validity or scope of our patents or trademarks, including our patent or trademark applications or registrations.

Even if patents or trademark registrations are issued and maintained, these patents or trademarks may not be of adequate scope or benefit to us or may be held invalid and unenforceable against third parties.

We may be required to spend significant resources to monitor and police our intellectual property rights. Policing the unauthorized use of our products or intellectual property is difficult and litigation may be necessary in the future to enforce our intellectual property rights. Regardless of the merits of any claim, intellectual property litigation is expensive and time-consuming and could divert our management’s attention from operating our business. Despite our efforts, we may not be successful in any litigation or other enforcement action we may bring, may not be able to detect infringement and, as a result, may lose competitive position in the market. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

In the past, there have been thefts and attempted thefts of computer equipment from us and our employees. This computer equipment has contained proprietary information and intellectual property. We have formulated a security plan to reduce the risk of any future thefts and have cooperated with law enforcement officials in an investigation of past incidents. We also generally enter into confidentiality agreements with our employees and with our licensees and our developers. We may not be successful in preventing future thefts, or in preventing those responsible for past thefts from using our technology to produce competing products. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products.

In addition, certain products or technologies acquired or developed by us, for example the Linux-based products of our CMS subsidiary, may include so-called “open source” software. Open source software is typically licensed for use at no initial charge, but certain open source software licenses impose on the user of the applicable open source software certain requirements to license to others both the open source software as well as the software that relates to, or interacts with, the open source software. Our ability to commercialize products or technologies incorporating open source software or otherwise fully realize the anticipated benefits of any such acquisition may be restricted as a result of using such open source software because, among other reasons:

•	open source license terms may be ambiguous and may result in being subject to unanticipated obligations regarding our products and technologies;

•	competitors may have improved access to information that may help them develop competitive products;

•	open source software cannot be protected under trade secret law;

•	it may be difficult for us to accurately determine the origin of the open source code and whether the acquired open source software in fact infringes third party intellectual property rights; and

•	open source software potentially increases customer support costs because (i) such software typically does not contain warranties as to functionality or is not accompanied by any support offerings from the provider of such open source software and (ii) licensees can modify the software and potentially introduce errors.

Despite our efforts to protect our proprietary rights, existing laws, contractual provisions and remedies afford only limited protection. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, among other things, and we cannot assure you that we will be successful in enforcement of, or defending ourselves against, intellectual property claims. Moreover, patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, we cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Unauthorized use by others of our proprietary rights could materially harm our business.

We have recently expanded our operations into the People’s Republic of China, or China, and currently intend to expand our international presence in other countries that may not protect our intellectual property rights to the same extent as the laws of the United States, which may increase the risk of infringement of our intellectual property.

As part of our business strategy, we have recently expanded our operations into China and currently intend to expand our international presence by targeting other countries with large populations and propensities for adopting new technologies, such as India and Brazil. However, China and other countries we are targeting may not prevent misappropriation of intellectual property or deter others from developing similar, competing technologies or intellectual property that infringe our rights. Effective copyright, trademark and trade secret protections may be unenforceable, unavailable or limited in some foreign countries. In particular, the laws of some foreign countries in which our technology is licensed, or may in the near future be licensed, may not protect our intellectual property rights to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent competitors in these regions from infringing on our intellectual property rights, which would reduce our competitive advantage and ability to compete in these regions and negatively impact our business.

Through our acquisition of CMS, we have established engineering resources in China, and we currently intend to establish engineering resources or to outsource engineering services or both in India, countries that may not protect our intellectual property and confidential information or the intellectual property or confidential information of our licensees or partners to the same extent as the laws of the United States. This may increase the risk of misappropriation or infringement of our intellectual property or confidential information, or the intellectual property or confidential information of our licensees or partners.

Through our recent acquisition of CMS, we have established engineering resources in China, and as part of our business strategy, we currently intend to establish engineering resources or to outsource engineering services or both in India. Effective patent, copyright, trademark and trade secret protections may be unavailable or limited in these countries. In particular, the laws of China and India may not protect our intellectual property rights and our confidential information or that of our licensees and partners to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent people or entities in these regions, including our employees and consultants or our competitors, from misappropriating or infringing on our intellectual property rights and confidential information or that of our licensees or partners, which could reduce our competitive advantage and ability to compete in our markets, cause us to incur substantial legal fees, expose us to liability to third parties, including our licensees and partners, result in strained relationships with or licensees and partners and otherwise negatively impact our business.

If we do not continue to support our third-party developer community or provide attractive incentives to encourage application development, these developers may cease development of new Palm OS applications, which could affect our competitive advantage, lower the value of our products to end users and affect our licensees’ ability to market their products incorporating our products and services.

The proliferation of applications that run on Palm Powered products has largely been attributable to our extensive third-party developer community, which we continue to rely on for future application development. There are more than 350,000 registrants in our Palm OS developer program which offers Palm OS developer tools, program, and support to enable the creation of software applications for our platform. According to PalmGear.com, a leading online provider of handheld applications, more than 26,000 software titles are available for Palm Powered products in English with additional applications and content available in other languages worldwide. There is no guarantee that third parties who have registered as developers have actually developed applications or will do so in the future. We must continue to provide support for developers and provide attractive incentives to encourage future Palm OS application development. For example, we do not have the resources to provide cash incentives to our developers, as some of our competitors do. If we are unable to retain our existing developer community and attract additional third-party developers, the availability of new software applications for Palm OS may be adversely affected, which could affect our ability to compete, lower the value of Palm Powered products to end users and affect our licensees’ ability to market our products and services, cause our operating results to fluctuate and adversely affect our business, results of operations and financial condition.

If we are unable to obtain key technology from third parties on a timely basis that is free from errors or defects or we are required to develop such technology ourselves, we may have to cancel or delay the release of certain features in the Palm OS platform and product shipments or incur increased costs.

We license third-party software for use in the Palm OS platform as well as to provide software development tools to enable applications to be written for the Palm OS platform. In addition to third-party licensed software, we may enter into joint development agreements with certain licensees of the Palm OS platform whereby a licensee will develop a specific feature for the Palm OS platform that we will then own and may later incorporate into new releases of the Palm OS platform. Our ability to release and sell our products could be seriously harmed if the third-party technology is not delivered to us in a timely manner and we are unable to obtain alternative technology to use in our products. As a result, our product shipments could be delayed or our offering of features could be reduced, which could adversely affect our business or results of operations. In addition, our reputation and business could be harmed and we could incur damages if third-party licensed software contains errors or defects that are not discovered and fixed prior to release of our products. Furthermore, a third-party developer or joint developer may improperly use or disclose the software, which could adversely affect our competitive position. Because we license some of our development tools from third parties, our business would suffer if we could no longer obtain those tools from those third parties or if the tools developers wanted to use were not available. If we are unable to offer technology that our licensees need to build successful Palm Powered products, which we obtain by licensing the technology from third parties or developing it internally, then our business would suffer.

For example, Graffiti 2 includes a subcomponent of the Jot technology we license from Communication Intelligence Corporation, or CIC. If the technology components we license from CIC contain errors or defects or cannot be seamlessly integrated into the products of our licensees, our licensees’ ability to market their products may be delayed or canceled. Further, should we be required to license the Jot technology after expiration or termination of the Jot license or if the Jot technology were no longer available for any other reason, such as the termination or sale of the Jot product line by CIC or the acquisition or bankruptcy of CIC, we may be unable to renegotiate the license on favorable terms or obtain alternative technology from another third party, which may require us to license other third-party solutions, develop aspects of the functionality ourselves or cease offering certain applications or features of Palm OS. Any of these events may result in lost sales, higher licensing costs to us and delayed shipment of products based on Palm OS, which could adversely affect our business, results of operations and financial condition.

Products incorporating the Palm OS technology that are marketed by our licensees or other strategic partners may contain errors or defects, which could result in the rejection of our products and services and damage to our brand, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

We cannot fully control the business and quality control standards of our licensees, many of whom are device manufacturers, and we are unable to completely monitor the distribution to end users of products containing our technology. We cannot assure you that the products and services provided by our licensees are free from errors or defects. If Palm Powered products contain errors or defects, it could result in the rejection of these products and services by users, damage to our reputation, lost revenues and diverted development resources, which could adversely affect our business and results of operations. The presence of errors or defects in Palm Powered products could also result in increased customer service and support costs and warranty claims and could subject us and our licensees to product liability claims, any of which could harm our business, results of operations and financial condition.

We may periodically restructure our operations or change our pricing model, which could harm our operating results in the short term before we receive any benefits from these changes, if at all.

We continually evaluate the strengths and weaknesses of our operations. In connection with this evaluation, we may decide to reduce or realign our available resources and, as a result, shut down or sell business lines that do not fit into our long-term business plan. For example, in August 2004 and February 2003, we reduced our worldwide headcount by approximately 16 and 60 regular employees, respectively, and in August 2003, we sold our Palm Digital Media product line to PalmGear. If we reduce headcount in the future, we will incur significant severance and termination costs and other related expenses that could harm our business before we were to receive any benefit, if at all, from the reduced headcount expenses. If we shut down any of our business lines in the future, we may incur costs or charges, receive less in the sale than such assets are worth, disrupt customer goodwill or lose revenue streams in connection with such a restructuring that could harm our business before we were to receive any benefit, if at all, from the restructuring. In addition, we may introduce changes to our pricing model, and these changes may not result in increased or even the same level of revenues in the timeframes that we anticipate, or at all.

Our operating results may suffer if we do not grow our services business as anticipated.

We believe that our future business prospects depend in part on our ability to generate service revenues from our licensees. We currently do not generate significant service revenues and may not be able to in the future. Our service offerings will have to achieve market acceptance and meet an expanding range of customer requirements to be successful. If we are not able to meet these requirements and grow our service revenues, our operating results may be harmed.

Our sales cycle is lengthy and complicated.

The development of a business relationship with a potential licensee can be a lengthy process, spanning 12 months or longer. The sales cycle often involves multiple divisions within a potential licensee’s organization and multiple layers of management, thus making our sales process relatively complicated and long. Additionally, negotiating the terms of a new license agreement can be a protracted process with no set timetable for completion. Due to the length and complicated nature of our sales cycle, predicting the fiscal period in which a new license agreement will be entered into, if at all, and the financial terms of such an agreement is difficult. In addition, once a prospect becomes a licensee, the licensee must then develop a product and, providing the product development efforts are successful, commence commercial shipment of the product. This product development and commercial shipment process by our licensees is often eight to 12 months or longer, depending upon the complexity of the product, the licensee’s experience with Palm OS, and other factors. Because of the length of time our licensees must spend to first develop, and then commence shipment of the product, the period before we receive revenue, if any, from a new licensee can be lengthy.

The loss of key personnel could negatively impact our business.

We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel. Our future success depends on our retention of these key employees, such as David Nagel, our president and chief executive officer, and our key executives and technical personnel. None of our key technical or senior management personnel is bound by employment or non-competition agreements, and, as a result, any of these employees could leave with little or no prior notice and compete against us. We are not the beneficiary of any life insurance policies on any of our personnel. We may not be able to provide our key technical and senior management personnel with adequate incentives to remain employed by us. The loss of any of them could negatively impact our business, results of operations and financial condition.

Our success largely depends on our ability to hire, retain, integrate and motivate qualified personnel.

Our future success depends on our ability to attract and retain highly skilled executive, technical, sales, marketing, and administrative personnel. If we fail to retain and hire an adequate number of these employees, we will not be able to maintain and expand our business. Our success also depends on our ability to expand, integrate and retain our management team. Recruiting and retaining skilled personnel, including software engineers, is highly competitive, particularly in the San Francisco Bay Area where we are headquartered. Volatility or lack of positive performance in our stock price may also affect our ability to retain key employees.

In recent quarters, we have initiated reductions in our workforce of both employees and contractors to balance the size of our employee base with our current and anticipated revenue base. These reductions have resulted in reallocations of employee duties, which could result in employee and contractor uncertainty. These and any future reductions in our workforce could make it difficult to motivate and retain the remaining employees and contractors, which would affect our ability to deliver our products and services in a timely fashion and negatively affect our business. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives. We have initiated outsourcing of certain engineering projects and we expect to increase our level of outsourcing in the future. The outsourcing may make it difficult to motivate and retain the remaining employees and contractors, which would affect our ability to deliver our products and services in a timely fashion and negatively affect our business.

We may not be able to successfully manage the growth and expansion of our business, which could have a material adverse effect on our business, results of operations and financial condition.

We plan to increase our scope of operations domestically and internationally, an example of which is our recent acquisition of CMS. We may not be equipped to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on our limited managerial, financial, engineering and other resources. Any delays or difficulties in our research and development process caused by these factors or others could make it difficult for us to develop future generations of our technology and to remain competitive. In addition, the rapid rate of hiring new employees, including several key employees, could be disruptive and could adversely affect the efficiency of our research and development process. The rate of our future expansion, if any, in combination with the complexity of the technology involved in our licensing business model, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our licensees. Additionally, we may be required to reorganize our managerial structure to more effectively respond to the needs of customers and other potential strategic partners. Given the small pool of potential licensees, the adverse effect resulting from a lack of effective management in any of these areas could be magnified. Inability to manage the expansion of our business could have a material adverse effect on our business, results of operations and financial condition. We historically used Palm’s operational and administrative infrastructure and may not be able to independently create an appropriate infrastructure to accommodate an expansion of the size of our operations. In addition, if we do not achieve the expected benefits from any expansion, our business, results of operations and financial condition will be harmed.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

Although we may not be successful in expanding into particular international markets, including China, or generating revenues from foreign operations, we currently anticipate that revenues from international operations will represent an increasing portion of our total revenues over time. Expansion into international markets, such as our recent entry into China with the acquisition of CMS, requires management attention and resources. We may not be successful in expanding into particular international markets or in generating revenues from foreign operations. Accordingly, our future results could be harmed by a variety of factors related to our international operations, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	natural disasters or outbreaks of infectious diseases affecting the regions in which we or our licensees sell products;

•	tariffs, trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in foreign government regulation, tax laws and regulatory requirements;

•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs;

•	disproportionate management attention or company resources;

•	changes in diplomatic and trade relationships; and

•	less effective protection of intellectual property.

We are subject to changes in demand for our products and services resulting from exchange rate fluctuations that make our products and services relatively more or less expensive in international markets. If exchange rate fluctuations occur, our business could be harmed by decreases in demand for our products and services or reductions in gross margins. Historically, we have not used derivative instruments to hedge foreign exchange rate risk. However, we may use derivative, or similar, instruments to hedge foreign exchange rate risk in the future. Our licensees are subject to many of the risks described above with respect to companies that are located in different countries, particularly manufacturers located in Asia Pacific and elsewhere. We cannot assure you that one or more of the risks associated with international licenses of our technology will not have a direct or indirect material adverse effect on our business, results of operations and financial condition.

Our investment in CMS is subject to risks and uncertainties relating to the laws and regulations of China.

In January 2005, we acquired CMS and its subsidiary MTN, which is a company organized under the laws of The Peoples’ Republic of China, or PRC, and whose assets are located in China. As such, MTN is subject to many of the risks of doing business internationally described above under “Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.” Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the government of China will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Despite progress in developing its legal system, the PRC does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors. Further, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. In addition, some government policies and rules are not timely published, if they are published at all. As a result, we may operate our business in violation of new rules and policies without having any knowledge of their existence. These uncertainties could limit the legal protections available to us.

If we increase our revenues from international license fees, our exposure to withholding taxes may increase.

The laws of certain countries in which we currently, or may in the future, license our technology require significant withholding taxes on payments for intellectual property, which we may not be able to offset fully against our U.S. tax obligations. Our exposure to withholding taxes may increase given our strategy to aggressively pursue opportunities in foreign countries. We are subject to the further risk that tax authorities in those countries may re-characterize certain engineering fees as license fees, which could also result in increased tax withholdings and penalties.

If we are not able to successfully enter into new enterprise strategic alliances with partners, our enterprise market penetration may not proceed as rapidly or as lucratively as we anticipate, which could negatively impact our results.

Our strategy to broaden the use of Palm Powered devices in the enterprise includes forming strategic alliances with leading enterprise solutions and service providers to provide additional resources to further enable penetration of the enterprise market. However, certain competitors may have longer and closer relationships with the senior management of potential strategic partners who deploy mobile information device products in the enterprise. Consequently, these competitors could have a better competitive position than we do, which could result in potential enterprise customers deciding not to choose our products and services. If we are unable to successfully enter into strategic alliances, or if they are not as productive as we anticipate, our enterprise market penetration may not proceed as rapidly or as lucratively as we anticipate and our results of operations could be negatively impacted.

We may pursue strategic acquisitions and investments, which could have an adverse impact on our business, results of operations, financial condition and cash flows.

Within the last five years, Palm acquired and assigned to us assets of Be Incorporated, peanutpress.com, Inc., Actual Software, WeSync.com, Inc. and Smartcode Technologies SARL. We recently acquired CMS, and we will evaluate other acquisition opportunities that could advance our objectives to penetrate the smart mobile device business or provide us with additional product or service offerings or additional industry expertise or geographic presence, as such opportunities arise. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

•	diversion of management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	insufficient revenue to offset increased expenses associated with acquisitions; and

•	potential loss of key employees of the acquired companies.

Acquisitions may also cause us to:

•	issue common stock that would dilute our current stockholders’ percentage ownership;

•	assume liabilities;

•	record goodwill and nonamortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;

•	incur large and immediate write-offs and restructuring and other related expenses; and

•	become subject to intellectual property or other litigation.

Mergers and acquisitions and investments in high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions or investments will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that preacquisition due diligence will have identified all possible issues that might arise with respect to products or the acquiree’s business. If we are unable to complete an acquisition or an acquisition is delayed, our business could be adversely affected due to diversion of management attention and company resources from alternative approaches, which may prevent us from achieving strategic goals.

In addition, from time to time we have made acquisitions of in-process research and development that have been charged to an individual quarter. These charges may occur in any particular quarter, resulting in variability in our quarterly earnings. Further, we have made and may make strategic venture investments in other companies. If these mergers and acquisitions or investments are unsuccessful, this could have an adverse impact on our results of operations and financial position. For example, in fiscal years 2003 and 2004, we recorded an impairment charge of $3.2 million and $0.5 million, respectively, related to a private equity investment.

We may also incur third party costs in the evaluation, negotiation and completion of acquisitions. These costs are deferred and treated as part of the acquisition cost upon completion of the acquisition. If an acquisition is not completed, the deferred costs are charged to earnings in the period in which the acquisition is certain not to be completed, which can impact our results of operations.

If we have any impairment in the value of our goodwill, we will have to take an accounting charge against our earnings that might negatively impact our stock price.

In accordance with U.S. generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually or whenever an event or change in circumstances occurs which would indicate potential impairment. If we discover significant impairment as a result of any of these tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our stock price.

New regulations related to equity compensation could adversely affect our ability to attract and retain key personnel.

Since the distribution, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with our company. Recent regulatory changes could make it more difficult or expensive for us to grant stock options to employees. For example, in December 2004 the Financial Accounting Standards Board issued Statement No. 123(R), “Share-Based Payment” (revised 2004). Statement 123(R) will require us to measure all stock-based compensation awards using a fair value method and record such expense in our consolidated financial statements. In addition, the adoption of Statement 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Statement 123(R) is effective beginning in the second quarter of fiscal year 2006. In addition, new regulations implemented by the Nasdaq National Market generally requiring stockholder approval for all stock option plans could make it more difficult for us to grant options to employees in the future. To the extent that new regulations make it more difficult or expensive to grant stock options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

Business interruptions could adversely affect our business.

Our operations and those of our licensees, developers and customers are vulnerable to interruption by fire, flood, earthquake, power loss, telecommunications failure, terrorist attacks, wars and other events beyond our control. Our corporate headquarters are located in California, near major earthquake faults, and adjacent to a privately operated, natural gas-fueled cogeneration plant. In addition, we have a significant research and development operation in France, which could be impacted by nationwide service interruptions from time to time. A catastrophic event that results in the destruction of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result, our future operating results could be adversely affected. The business interruption insurance under which we are covered may not be sufficient to compensate us fully for losses or damages that may occur as a result of these events, if at all. Any such losses or damages incurred by us could have a material adverse effect on our business.

As part of our separation from Palm, we have certain rights, restrictions and obligations to a customer database jointly created by Palm and us. Our loss of use of this customer database could delay our anticipated revenue from our online store or cause such revenue not to materialize.

As part of our separation from Palm, we received certain rights to use a customer database we jointly created with Palm. With these rights came certain obligations for and restrictions on our use of the customer database. Should we be found not to be in compliance with the restrictions and obligations associated with the database, and as a result lose our right to use the database, our anticipated revenue may be delayed or not materialize at all.

Compliance with new rules and regulations concerning corporate governance may be costly, which could harm our business.

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires, among other things, that companies adopt new corporate governance measures and imposes comprehensive reporting and disclosure requirements, sets stricter independence and financial expertise standards for audit committee members and imposes increased civil and criminal penalties for companies, their chief executive officers and chief financial officers for securities law violations. In addition, the Nasdaq National Market, on which our common stock is traded, has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance, reporting and disclosure practices, which could harm our results of operations and divert management’s attention from business operations. These new rules and regulations may also make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business and our stock price could suffer.

Section 404 of Sarbanes-Oxley requires companies to do a comprehensive and costly evaluation of their internal controls. As a result, during our fiscal year ending June 3, 2005, we will be required to perform an evaluation of our internal controls over financial reporting and have our independent registered public accounting firm publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities with respect to preparation of such evaluation. Our efforts to comply with Section 404 and related regulations regarding our management’s required assessment of internal control over financial reporting and our independent registered public accounting firm’s attestation of that assessment has required, and continues to require, the commitment of significant financial and managerial resources. If we fail to timely complete this evaluation, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls, which could have an adverse effect on our business and our stock price.

Changes in applicable law could affect the way we and our licensees and developers promote and sell products incorporating the Palm OS technology and limit our ability to use personal information.

We and many of our licensees and developers use electronic mail to promote products incorporating the Palm OS technology, and many Palm Powered products are available for sale through Internet sites. In addition, we and our licensees and developers collect e-mail addresses and other personal information from end users and potential end users of Palm Powered products, and use that personal information for various purposes, including marketing and customer support. The law regarding these activities is changing rapidly. For example, Congress recently enacted legislation limiting the use of unsolicited commercial e-mail, and laws regarding privacy and electronic commerce have been proposed or enacted in several states. We cannot guarantee that our activities and those of our licensees and developers will be unaffected by changes in federal, state or other applicable law, and if we violate these laws, we could be subject to substantial fines or other penalties. Applicable laws could significantly restrict our ability, or that of our licensees and developers, to promote and sell Palm Powered products, and could materially limit our use of the personal information we have gathered, which could result in lost revenues and harm our business, results of operations and financial condition.

We may repatriate cash from our foreign subsidiaries, which could result in additional income taxes that could negatively impact our results of operations and financial position. In addition, if foreign countries’ currency policies limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

One or more of our foreign subsidiaries may hold a portion of our cash and cash equivalents. If we need additional cash to acquire assets or technology, or to support our operations in the United States, and if the currency policies of these foreign countries allow us, we may repatriate some of our cash from these foreign subsidiaries to the United States. Depending on our financial results and the financial results of our subsidiaries at the time that the cash is repatriated, we may incur additional income taxes from the repatriation, which could negatively affect our results of operations and financial position. In addition, if the currency policies of these foreign countries prohibit or limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

Risks Relating to Our Separation from Palm

Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of future results.

Our consolidated financial statements prior to December 3, 2001 have been carved out from the consolidated financial statements of Palm using the historical results of operations and historical bases of the assets and liabilities of the PalmSource business that we comprise. Accordingly, the historical financial information that is incorporated by reference in this prospectus for periods prior to the distribution does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Prior to the distribution, Palm did not account for us, and we were not operated, as a separate, stand-alone entity. Revenues from Palm were not recorded until December 3, 2001, the effective date of our software license agreement with Palm.

We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Palm, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from palmOne and increased costs associated with being a publicly traded, stand-alone company.

palmOne is subject to general commercial and other litigation claims as part of its operations, which could implicate the Palm OS technology or products incorporating Palm OS and result in claims against us in the future.

In the course of palmOne’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business, intellectual property infringement and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. palmOne is currently subject to a number of these claims. Though the claims currently do not name us as defendants, the substance of the claims may implicate us, preclude us from selling certain products or features, result in claims against us in the future or require us to indemnify palmOne.

We can no longer rely on Palm to fund our future capital requirements as we have in the past, and financing from other sources may not be available on favorable terms or at all.

In the past, most of our capital needs were satisfied by Palm. Since the separation of the Palm and PalmSource businesses, Palm has made net capital contributions and transfers to us of $47.9 million, consisting of capital contributions and transfers of $38.1 million in fiscal year 2002 reduced by a capital distribution and transfers of $1.4 million during fiscal year 2003 and net capital contributions and transfers of $11.2 million from the beginning of fiscal year 2004 through the distribution date, October 28, 2003. However, since the distribution, palmOne is no longer providing funds to finance our working capital or other cash requirements.

We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, fluctuations in our operating results, financing activities, acquisitions and investments. In addition, we expect that general and administrative expenses will increase in the future due in part to operating as a public company. In particular, as a result of the distribution, we have a large stockholder base and expect to incur significant costs associated with routine stockholder communications, in addition to the potentially significant legal and regulatory compliance cost associated with being a public company. We may require, or choose to obtain, additional debt or equity financing to finance acquisitions or other investments in our business. We may also require additional financing if our operating and working capital requirements vary materially from those currently planned. Future equity financings would be dilutive to the ownership interests of existing holders of our common stock. Future debt financings could involve unfavorable interest rates and/or restrictive covenants and would require us to use our future cash to make principal and interest payments. If we require additional financing and are unable to obtain it under reasonable terms or at all, we may be required to sell assets or significantly reduce costs, which could reduce our ability to develop new products, respond to new market opportunities or compete in the marketplace. If we cannot sufficiently reduce costs, we may not be able to finance future operations or service our debt obligations.

If we fail to successfully promote a company brand identity separate from palmOne and to achieve strong brand recognition in our target markets, our product licensing and sales could be adversely affected and demand for our products and services could decrease.

In connection with our separation from Palm, we have adopted a new brand identity separate from the palmOne device business and are modifying some of the trademarks and trade names under which we conduct our business. Subject to certain restrictions, we have an exclusive license to use certain “Palm” marks in connection with our business, but are repositioning the brand to be identified with an independent operating system company rather than a device manufacturer. We believe that recognition of our Palm Powered ingredient brand, which is a brand identifying Palm OS as a key component of mobile information devices, will be important to our success, particularly in Europe and Asia Pacific, where we are expanding our operations and sales efforts. We currently have a limited marketing budget for positioning our brand and it is anticipated that we will continue to have a limited budget for the foreseeable future. If we fail to promote our Palm Powered ingredient brand successfully, or if our brand fails to achieve widespread recognition, the value of our brand may decrease. As a result, the demand for our products and services may decline and our business may be harmed.

Establishing our new Palm Powered ingredient brand has required the creation or modification of currently existing “Palm” or “palmOne” brand trademarks and trade names; protection and maintenance of these trademarks and trade names may be difficult and costly in the future, which may harm our business, results of operations and financial position.

The adoption of a new brand identity separate from the palmOne device business required creating new trademarks and trade names or modifying some of the trademarks and trade names under which we conduct our business. To protect our rights to the various trademark and trade name combinations that we wish to identify with our products, we may be required to defend the use of our trademarks and trade names, which may result in costly litigation or other actions against third parties. The difficulty and costs of protecting and maintaining our Palm Powered ingredient brand and related trademarks and trade names will also require us to expend significant company resources to enforce our rights or establish an alternative brand identity, which may harm our business, results of operations and financial position.

We may be required to indemnify palmOne for tax liabilities it may incur in connection with its distribution of our common stock and each of us may be required to indemnify the other for certain taxes.

In connection with the distribution, Palm received a private letter ruling from the Internal Revenue Service, or IRS, to the effect that the distribution of our shares of common stock by Palm to its stockholders in October 2003 would not be taxable to Palm or its stockholders. This ruling is generally binding on the IRS, subject to the continuing accuracy of certain factual representations and warranties. Although some facts changed after the issuance of the ruling and before the distribution, in the opinion of palmOne’s tax counsel, these changes did not adversely affect the validity of the private ruling. Notwithstanding the receipt of the ruling and the opinion of counsel described above, the PalmSource stock distribution may nonetheless result in significant taxable gain to palmOne under Section 355(e) of the Internal Revenue Code, or the Code, if 50% or more of the stock of palmOne or our stock is acquired as part of a plan or series of related transactions that include the PalmSource stock distribution.

Under the tax sharing agreement between Palm and us, we would be required to indemnify palmOne if the sale or transfer of our stock (pursuant to a public offering or otherwise during periods before and/or after the distribution) causes the distribution of our stock in October 2003 to be taxable to palmOne. In such event, the amount of taxable gain would be based on the fair market value of our stock at the time it was distributed to the Palm stockholders. Our public offering completed in April 2004 did not trigger any tax liabilities to palmOne pursuant to Section 355(e) for which we would have any indemnity obligations. However, in order to avoid triggering this tax indemnity obligation in the future, we will be limited in our ability to issue our stock in other public offerings, and possibly in certain other circumstances. The rules under Section 355(e) are quite complex and subject to significant uncertainty. Although we will monitor our subsequent stock offerings in an effort to avoid triggering this potential tax liability, there can be no assurance that the IRS will not take the position that this offering, in combination with certain other stock offerings or transfers that have been made, or may in the future be made, is sufficient to trigger taxable gain to palmOne under Section 355(e) with respect to the October 2003 distribution of our stock. If such a claim were successfully pursued by the IRS, our indemnity obligation to palmOne under the tax sharing agreement could be quite substantial, and we may not have sufficient cash or other assets to satisfy our contractual obligation.

Notwithstanding the foregoing, we believe the current temporary regulations promulgated under Section 355(e) will not materially adversely affect our ability to use our stock as consideration to acquire the assets or stock of other business entities or operations, or to raise equity capital in other than the public offering context.

In addition, under the tax sharing agreement, palmOne and we have agreed to indemnify each other for certain taxes and similar obligations that the other party could incur under certain circumstances. Although palmOne is required to indemnify us for its own taxes, we may be held liable by the applicable taxing authority for any income taxes imposed on other members of the palmOne consolidated group for those tax periods during which we were a member if such taxes are not paid by palmOne or some other member.

We may be limited in the amount of stock we issue in subsequent public equity offerings.

To avoid triggering taxable gain for palmOne pursuant to Section 355(e) of the Code for which we would be liable, we may be limited in the amount of stock we issue in future public offerings. This could seriously restrict our ability to access the public markets to raise additional equity capital in the future at a time when such access would be beneficial to us. These same concerns would also limit our ability to use our stock as consideration to effect any acquisition or business combination, or to engage in a private offering of our stock, in circumstances where substantial negotiations regarding such transaction, or a similar transaction, commenced prior to the October 2003 distribution of our stock. Because no such negotiations occurred prior to the October 2003 distribution of our stock, however, we do not believe these particular tax provisions will materially adversely affect our ability to use our stock to effect acquisitions or business combinations, or to engage in a private offering of our stock, in the future. However, we cannot assure you that the Internal Revenue Service will not take a contrary position.

We may have potential business conflicts of interest with palmOne with respect to our past and ongoing relationships, which may not be resolved on terms favorable to us.

Conflicts of interest may arise between palmOne and us in a number of areas relating to our past and ongoing relationships, including:

•	indemnification obligations to each other;

•	labor, tax, employee benefit and other matters arising from our separation from Palm;

•	intellectual property matters, including management of our brand; and

•	business opportunities that may be attractive to both palmOne and us.

In addition, either party may make strategic choices that are not in the best interest of the other party. For example, other than restrictions on the use of certain trademarks and domain names, nothing prohibits palmOne from competing with us or offering products based on a competing operating system. We may not be able to resolve any potential conflicts that may arise between palmOne and us, and even if we are able to do so, the resolution may be less favorable than if we were dealing with a third party.

Our directors and executive officers may have conflicts of interest.

Some of our directors and officers own shares of palmOne common stock and options to purchase shares of palmOne common stock. In addition some directors and officers of palmOne own shares of our common stock as a result of the distribution. Ownership of shares of palmOne common stock by our directors and officers, ownership of shares of our common stock by palmOne’s directors and officers and/or having directors serve as directors of both companies now that we have been separated from palmOne could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for palmOne and us. Currently, one of our directors and a member of our audit committee, Robert Finocchio, has a sister who was an executive of Palm.

Under the rules and regulations of Nasdaq and the Securities and Exchange Commission relating to the composition of audit committees of boards of directors, our audit committee must consist entirely of independent members of our Board of Directors. However, the Board of Directors may, under exceptional and limited circumstances, appoint one member of the audit committee who is not independent if the Board of Directors determines such appointment is in our best interest and in the best interest of our stockholders; provided that the member is not a current officer, employee or family member of any officer or employee of ours. Our audit committee members are Robert Finocchio, John Shoven and Betsy Rafael (Chairperson). Robert Finocchio is not an independent director because his sister was an executive officer of Palm. Our Board of Directors has determined that it is in our best interest and in the best interest of our stockholders to have Mr. Finocchio serve on the audit committee.

Creditors of Palm at the time of the PalmSource distribution may attempt to challenge the distribution as a fraudulent conveyance, which could result in either our stockholders being required to turn over some or all of their shares of our common stock or palmOne or us to fund the liabilities of creditors of Palm, which could adversely impact our business.

A court, in a lawsuit by an unpaid creditor or representative of creditors of Palm, such as a trustee in bankruptcy, may be asked to void the PalmSource distribution, in whole or in part, as a fraudulent conveyance if the court were to find that, among other things, at the time of the distribution, Palm or we:

•	were insolvent;

•	were rendered insolvent by reason of the distribution;

•	were engaged in a business or transaction for which Palm’s or our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured.

The court could then require that our stockholders return some or all of the shares of our common stock, or require palmOne or us, as the case may be, to fund liabilities of the other company for the benefit of creditors, which could adversely affect our business. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of palmOne and us, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures.

Risks Relating to Our Common Stock

Our stock price may continue to be volatile.

Our common stock has experienced substantial price volatility, including as a result of announcements by our competitors, our licensees and us. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business or significant transactions can cause changes in our stock price. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our common stock in the future. In the period from the distribution through March 28, 2005, sales prices of our common stock on the Nasdaq National Market ranged from $48.00 to $8.68 per share. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom are compensated in part based on the performance of our stock price.

Provisions in our separation agreements, management retention agreements, charter documents, Delaware law and our ability to adopt a stockholder rights plan without stockholder approval may delay or prevent an acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation, bylaws, certain of our separation agreements and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Provisions in our certificate of incorporation and bylaws provide for a classified board of directors and limitations on actions by our stockholders by written consent. Our tax sharing agreement with palmOne requires us to indemnify palmOne against palmOne’s recognition of taxable gain if it were triggered by an acquisition of our stock. This indemnity obligation could discourage, delay or prevent a third party from acquiring us. We have agreements with our executive officers that provide that, if they are terminated in connection with an acquisition of us, they are entitled to severance payments, accelerated vesting and other benefits or payments. These obligations could discourage, delay or prevent a third party from acquiring us. In addition, the provisions of our software license agreement and other agreements with palmOne include penalties if we are acquired by Microsoft, or other manufacturers of mobile information devices, that may discourage such companies from acquiring us. Delaware law also imposes restrictions on, and grants powers to, our board of directors in connection with mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock and to set the rights, preferences and privileges thereof, without stockholder approval, which could be senior to those of the common stock and could be used to dilute the stock ownership of a potential hostile acquiror. Were our board of directors to adopt a stockholder rights plan, it would be more difficult and more expensive for a third party to acquire us without the approval of our board of directors.

The above provisions apply even if the offer may be considered beneficial by some stockholders. In addition, because these provisions may discourage a change of control, they could decrease the value of our common stock.

Future sales of substantial amounts of our common stock could adversely affect the market price for our common stock and our ability to raise funds in new stock offerings.

Future sales of substantial amounts of our common stock or equity-related securities, or the perception that these sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, will have on the trading price of our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks and uncertainties that could cause our or our industry’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock. All proceeds will be for the account of the selling securityholders. See “Selling Securityholders” and “Plan of Distribution.”

SELLING SECURITYHOLDERS

We issued 1,508,010 shares of common stock to the selling securityholders named below in connection with our acquisition of China MobileSoft Ltd. on January 28, 2005.

Selling securityholders, including their transferees, pledgees or donees or their respective successors, may from time to time offer and sell pursuant to this prospectus any or all of the common stock. Because the selling securityholders may offer all or some portion of the common stock, no estimate can be given as to the number of shares of common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their common stock since the date as of which the information below is presented.

The following table sets forth information with respect to the selling securityholders, the number of shares of common stock beneficially owned by each selling securityholder prior to the offering, the number of shares of common stock that may be sold pursuant to this prospectus and the number of shares of common stock beneficially owned by each selling securityholder after the offering. The information is based on information provided by or on behalf of the selling securityholders.

Information concerning the selling securityholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law.

Except as otherwise described below, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Name	Number of shares of common stock beneficially owned prior to the offering	Number of shares of common stock that may be sold pursuant to this prospectus	Percentage of common stock beneficially owned after the offering(1)

Arlington Group PLC (2)	39,491	39,491	0
Richard T. Baron	1,974	1,974	0
Russell and Tuula Berg	6,545	6,545	0
Charles E.B. Bowman	2,468	2,468	0
Laurie Boucher and Andrew R.G. Smith	3,455	3,455	0
Maurice J. Boucher	114,977	114,977	0
Roland Boucher	2,468	2,468	0
Susan L. Boucher	14,809	14,809	0
Michael J. Breukels	31,058	31,058	0
Tessa C. Breukels	64,469	64,469	0
Matthew Campbell	3,085	3,085	0
James E. Chadwick	3,455	3,455	0
Crane Trust U/D/T 4/10/80 (3)	6,910	6,910	0
Decay Holdings Ltd (4)	2,961	2,961	0
Stephen T. Down	6,170	6,170	0
Michael J.T. Dudley	12,341	12,341	0
Madeline F. Duva Trust (5)	58,010	58,010	0
Evster Holdings Ltd. (6)	31,058	31,058	0
Paul and Judith R. Frost-Smith	12,341	12,341	0
Alan S. Giebel	2,468	2,468	0
David A. Haber	6,456	6,456	0
Scott B. Hall	617	617	0

Ross K. Hill	617	617	0
Peter G. Hunt	1,480	1,480	0
Clive H. Jackson	3,085	3,085	0
Michael A. and Victoria R. Kirwan	14,809	14,809	0
Thomas Klein	1,727	1,727	0
Stanley Liao Kuo-Tung	1,851	1,851	0
Wayne Chung Wei Lau	9,181	9,181	0
David J. Lay	9,260	9,260	0
Donald M. Lay	32,061	32,061	0
Ken and Carleen Lay	2,626	2,626	0
Mark D. Lay	110,654	110,654	0
Verna M. Lay	8,441	8,441	0
Ryan G. Males	987	987	0
Maplewood Holdings Ltd. (7)	6,555	6,555	0
Michelle L. Martin	2,961	2,961	0
Beverly D. McKeen	17,277	17,277	0
Paige A. Meekison	2,468	2,468	0
W. John Meekison	2,468	2,468	0
Metasoft Systems Inc. (8)	3,085	3,085	0
Paul I. Meyers	3,524	3,524	0
Timothy Mills	35,788	35,788	0
Antony Milner	941	241	*
Amal E. Moorad	8,768	8,668	*
Philip and Elaine I. Mosca	4,659	4,659	0
Richard Moulder	3,702	3,702	0
Bradley A. Newby	493	493	0
Peter W. Nielsen	6,170	6,170	0
Zlata Nikic	4,087	4,087	0
NME Investments Limited (9)	6,170	6,170	0
John S. Ostrem (10)	297,493	297,418	*
Gregory J. Paull	9,181	9,181	0
Donald W. Schafheitlin	987	987	0
Elliott R. Schwartz	32,086	32,086	0
Jonathan R.L. Schwartz	24,682	24,682	0
Alexis Sozonoff	11,847	11,847	0
Jennifer Tahany Life Interest Trust (11)	3,356	3,356	0
Trinity Global Investments Ltd. (12)	2,961	2,961	0
Shu-hwa Tsai	4,442	4,442	0
Vintage Enterprises Inc. (13)	1,382	1,382	0
Jiazhi Wang	1,638	1,638	0
Jiping Wang (14)	330,862	330,862	0
Charlene G. Warrington	24,682	24,682	0
Christopher I. Watson	6,910	6,910	0
Williams Family Trust (15)	23,895	22,895	*

*	less than 1%

(1)	Calculated pursuant to Rule 13d-3(d)(i) of the Exchange Act using 15,177,422 shares of common stock outstanding as of December 24, 2004, assuming the sale of all shares registered pursuant to the registration statement, of which this prospectus is a part.

(2)	Charles Canon-Brooks and James McCarthy, investment managers of Arlington Group PLC, and Colin Hill, Finance Director of Arlington Group PLC, exercise voting and investment control over the shares.

(3)	Hewitt D. and Suzanne G. Crane, Co-Trustees of the Crane Trust, exercise voting and investment control over the shares.

(4)	Dave Kapasianyk, President of Decay Holdings Ltd., exercises voting and investment control over the shares.

(5)	Madeline F. Duva, Trustee of the Madeline F. Duva Trust, exercises voting and investment control over the shares. Ms. Duva, the former Chief Executive Officer of CMS, is Vice President, Silicon and ODM Partners, of PalmSource.

(6)	The shareholders of Evster Holdings Ltd.—Donald M. Lay, Charlene G. Warrington and The Lay & Warrington Family Trust—exercise voting and investment control over the shares. Donald M. Lay is the Trustee for The Lay & Warrington Family Trust.

(7)	Kibben Jackson, Robin Jackson and Tristan Jackson, limited partners of Maplewood Holdings Ltd., exercise voting and investment control over the shares.

(8)	Trevor Skillen, President of Metasoft Systems, Inc., exercises voting and investment control over the shares.

(9)	Joeseph G. Strubel, portfolio manager of NME Investments Limited, exercises voting and investment control over the shares.

(10)	John S. Ostrem, the founder and former Chairman and Chief Technology Officer of CMS, is lead scientist of PalmSource.

(11)	CapCo Trust Jersey Limited is the Trustee of the Jennifer Tahany Life Interest Trust. Roger A. Bougeard, Gary J. Bowman, David J. Capps, Ian C. Coombs-Goodfellow, James W. Howe, Rita M. Lishman, Jeremy W. Rothwell, Andrew J. Thomas, Margaret A. Cabot, Paul L. Coundley, Siobhan N. Oaks-Crick, James G. Haithwaite, Lisa M. Hérbert, Janet H. McEwan and Daniel F. Villalard, directors of CapCo Trust Jersey Limited, exercise investment and voting control over the shares.

(12)	Joeseph G. Strubel, authorized trader for Trinity Global Investments Ltd., exercises voting and investment control over the shares.

(13)	Linnane Haley, John P. Casey and Ian F. Ledger, directors of Vintage Enterprises Inc., exercise voting and investment control over the shares.

(14)	Jiping Wang is the Chief Executive Officer of MTN, our wholly-owned subsidiary.

(15)	Emanuel Williams, Trustee of the Williams Family Trust, exercises voting and investment control over the shares.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, pledgees or donees or their respective successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

We will not receive any of the proceeds from the sale of the common stock. If the common stock is to be sold by transferees, pledgees or donees or their respective successors, then we must amend the list of selling securityholders to include the transferee, pledgee or donee or their respective successors as selling securityholders by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through settlement of short sales.

In connection with the sale of the common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of common stock in the course of hedging the positions they assume. Upon the effectiveness of the registration statement, of which this prospectus is a part, the selling securityholders may sell short the common stock and deliver these securities to close out short positions created after the effectiveness of the registration statement, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The selling securityholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock and, if the selling securityholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus. If the common stock is to be sold by pledgees or secured parties, we must amend the list of selling securityholders to include such pledgees or secured parties as a selling securityholders by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

The aggregate proceeds to the selling securityholders from the sale of common stock offered by them will be the purchase price of the common stock less discounts, concessions or commissions, if any. Each selling securityholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase common stock to be made directly or through agents.

Our outstanding common stock is listed for trading on The Nasdaq National Market under the symbol “PSRC.”

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Selling securityholders that are also registered broker-dealers who act in connection with the sale of common stock under this prospectus are “underwriters” within the meaning of the Securities Act and any commissions they receive and proceeds of any sale of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each selling securityholder has informed us that it is not a registered broker-dealer. In addition, each selling securityholder has informed us that it is not an affiliate of a registered broker-dealer.

The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder, or any successor rules or regulations, and have agreed that neither they nor any person acting on their behalf will engage in any transaction in violation of these provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

To the extent required, the specific common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable discounts, concessions or commissions with respect to a particular offer will be set forth in an amendment to the registration statement, of which this prospectus is a part, or in a supplement to this prospectus, as required by law.

We have agreed to use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of March 29, 2007 or such time as all of the shares of common stock registered pursuant to the registration statement may be sold without volume restrictions pursuant to Rule 144(k). No sales may be made pursuant to this prospectus after that period unless we amend the registration statement, of which this prospectus is a part, or supplement this prospectus, as required by law, to indicate that we have agreed to extend the period of effectiveness.

We have agreed, among other things, to bear all fees and expenses, other than selling expenses, discounts, concessions and commissions and expenses of counsel to the selling securityholders, in connection with the registration and sale of common stock under this prospectus.

VALIDITY OF SECURITIES

Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation, San Francisco, California, will pass upon legal matters for us regarding the validity of the common stock.

EXPERTS

The combined and consolidated financial statements of PalmSource, Inc. and its subsidiaries as of May 31, 2004 and 2003 and for each of the three years in the period ended May 31, 2004 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement including the exhibits and schedules thereto.

We incorporate by reference into the registration statement, of which this prospectus is a part, the documents listed below and any future filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering, including filings made after the date of initial filing of the registration statement and prior to effectiveness of the registration statement. We are not incorporating reports “furnished” pursuant to Form 8-K. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information.

(a)	Annual Report on Form 10-K for the year ended May 28, 2004;

(b)	Quarterly Reports on Form 10-Q for the quarters ended August 27, 2004 and November 26, 2004;

(c)	Current Reports on Form 8-K filed on June 16, 2004, August 13, 2004, October 5, 2004 (2), November 29, 2004, December 3, 2004, December 14, 2004, February 1, 2005, February 3, 2005, February 10, 2005, March 4, 2005, March 7, 2005, March 15, 2005 and March 25, 2005; and

(d)	The description of the Registrant’s common stock contained in the registration statement on Form 8-A, filed on September 26, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at:

PalmSource, Inc.

1188 East Arques Avenue

Sunnyvale, California 94085-4602

Tel: (418) 400-3000